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FEB 26 2021

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21001518

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...UAL **AUDITED REPORT**
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46816

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ICBC Standard Securities Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 28th Floor

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carrie Madara   212-407-5026

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC

(Name – *if individual, state last, first, middle name*)

25B Vreeland Road, Suite 200	**Florham Park**	**NJ**	**07932**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

Affirmation

I, John Roncevich, affirm that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBC Standard Securities Inc., as of December 31, 2020, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____   Date _2/23/2021_____
Signature

Title: CEO

_____
Notary Public

ROBERTA G. ROSENBLATT
Notary Public, State of New York
Registration #01RO6128557
Qualified In New York County
Commission Expires June 13, 2021

This report** contains (check all applicable boxes):

(x) (a) Facing Page

(x) (b) Statement of Financial Condition

( ) (c) Statement of Income

( ) (d) Statement of Cash Flows

( ) (e) Statement of Changes in Stockholder's Equity

( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors

( ) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934

( ) (j) A Reconciliation Including Appropriate Explanations of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

( ) (k) A Reconciliation between the Audited and Unaudited Statement of Financial Condition With Respect to Methods of Consolidation

(x) (l) An Oath or Affirmation

( ) (m) A Copy of the SIPC Supplemental Report

( ) (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

( ) (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Rayfield & Licata

Certified Public Accountants

Board of Directors and Stockholder
ICBC Standard Securities Inc.

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICBC Standard Securities Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of ICBC Standard Securities Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of ICBC Standard Securities Inc.'s management. Our responsibility is to express an opinion on ICBC Standard Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ICBC Standard Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as ICBC Standard Securities Inc.'s auditor since 2005.

February 23, 2021
Florham Park, New Jersey

25B Vreeland Road, Suite 200, Florham Park, NJ 07932

(973) 740-0200 • Fax (973) 740-1084

Website www.rayfield-licata.com

Statement of Financial Condition

December 31, 2020

ASSETS		
ASSETS		
Cash	$	18,311,210
Securities failed to deliver		5,969,236
Due from affiliate		67,553
Deferred income taxes		145,960
Other assets		37,152
Total assets	$	24,531,111

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Payable to customers	$	5,969,236
Due to affiliates		293,013
Accrued compensation and benefits		1,998,941
Accrued expenses and other liabilities		163,753
Total liabilities		8,424,943
STOCKHOLDER'S EQUITY		
Common stock ($1 par value)		
5,000 shares authorized		
3,000 shares outstanding		3,000
Paid in capital		6,148,184
Retained earnings		9,954,984
Total stockholder's equity		16,106,168
Total liabilities and stockholder's equity	$	24,531,111

See Notes to financial statement

Notes to Statement of Financial Condition

December 31, 2020

Note 1. Organization and Summary of Significant Accounting Policies

A. Organization

The Company provides securities transactions chaperoning services on an agency basis to its non-U.S. affiliates, primarily ICBC Standard Bank Plc, in accordance with the exemptive provisions of Rule 15a-6 under the Securities Exchange Act of 1934. In that regard, the Company chaperones transactions in non-U.S. securities involving U.S. institutional investors that are executed, cleared and settled predominately in non-U.S. markets. Securities transactions effected by its non-U.S. affiliates with or on behalf of U.S. institutional investors and intermediated by the Company may include: (i) non-U.S. equity and debt securities and (ii) non-U.S. private primary market offerings of debt and equity securities provided such activity is otherwise permissible. In addition, the Company's representatives may also review, and distribute independent third-party research reports to U.S. institutional investors that have been prepared by non-U.S. affiliates. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company does not hold or owe funds or securities for customers and does not carry accounts of customers. Accordingly, the Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(i).

The Company is a wholly owned subsidiary of ICBC Standard NY Holdings Inc. and an affiliate of ICBC Standard Resources (America) Inc. through common ownership, management and administrative staff. ICBC Standard NY Holdings Inc. is a wholly owned subsidiary of ICBC Standard Bank Plc which is owned sixty percent by Industrial and Commercial Bank of China Limited (ICBC) and forty percent by Standard Bank London Holdings Limited. Standard Bank London Holdings Limited is a wholly owned subsidiary of Standard Bank Group Limited.

B. Securities Transactions

For the year ended December 31, 2020, all of the Company's activities consisted of serving in an agency capacity and chaperoning securities transactions for non-U.S. affiliates pursuant to the exemptive provisions of Rule 15a-6 under the Securities Exchange Act of 1934. As such, the Company is required to maintain books and records that identify open trades and failed transactions. Additionally, the Company is required to take a net capital charge for aged failed transactions, even if the foreign broker-dealer is required to take a net capital charge under foreign law. Securities failed to deliver chaperoned by the Company for non-U.S. affiliates pursuant to Rule 15a-6 under the Securities Exchange Act of 1934 are recorded in the statement of financial condition at the selling price of the securities including any accrued interest for fixed income securities with a corresponding amount recorded as payable to customers.

C. Share-based Compensation Plans

The Company accounts for share-based compensation plans of affiliates covering certain of its employees using the fair value-based method. The fair value for equity-settled plans is determined on the grant date and related compensation cost is recognized over the relevant vesting period with a corresponding credit to equity. At each reporting date, the estimate of the number of equity-settled options expected to vest is reassessed and adjusted against income and equity over the remaining vesting period. Cash-settled plans are accounted for as liabilities at fair value until settled. The liability is recognized over the vesting period and is revalued at each reporting date and on settlement. Any change in the liability is recognized in the statement of income. For shadow share options, the portion of the liability funded by an affiliated entity was credited to equity.

D. Income Taxes

The Company is included in the consolidated Federal income tax returns filed by its Parent with an affiliate, ICBC Standard Resources (America) Inc. In addition, the Company is included in the combined state and local income tax returns filed by an

affiliate, ICBC New York Branch. Under the groups' tax sharing policies, income taxes are allocated to the Company on a separate return basis. Any income taxes due for the consolidated or combined groups are remitted by affiliates to the taxing authorities on behalf of the consolidated or combined entities. The Company reimburses or is reimbursed by the affiliates for its allocated portion of income taxes.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by Federal, state and local taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time, pursuant to accounting principles. At December 31, 2020, the Company did not record any liabilities for uncertain tax positions.

E. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

Note 2. Related Party Transactions

The Company has an agreement with ICBC Standard Bank Plc which, among other terms and conditions, provides the methodologies by which the Company is allocated revenues for performing securities transactions chaperoning services for affiliates pursuant to Rule I5a-6 of the Securities Exchange Act of 1934.

As of December 31, 2020, the Company recorded securities failed to deliver and a corresponding payable to customers of $5,969,236 in its statement of financial condition related to securities transactions chaperoned by the Company for non-U.S. affiliates in accordance with Rule 15a-6 under the Securities Exchange Act of 1934. Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company took a capital charge in its computation of net capital as of December 31, 2020 related to this matter. All securities failed to deliver reported on the statement of financial condition as of December 31, 2020 were settled by February 23, 2021 with no financial impact to the Company.

Standard International Holdings S.A. (SIH), an affiliated entity, had a cash-settled shadow share options-based compensation plan which it closed in November 2012. Paid in capital includes approximately $120,000 related to SIH's capital contribution to fund the plan.

A limited number of employees were granted share options under an equity-settled share-based compensation plan of the Standard Bank Group called the Group Share Incentive Plan. This plan provided rights to employees to acquire ordinary shares of the Standard Bank Group (SBG) at the value of the SBG share price at the date the option is granted. Paid in capital includes approximately $31,000 related to this plan.

ICBC Standard Bank also has a cash-settled share-based compensation plan called the ICBC Standard Bank Quanto Stock Unit Plan. As a member entity of the Group, this plan covers certain employees of the Company. The plan awards employees stock units denominated in U.S. dollars, the value of which is based upon the Industrial and Commercial Bank of China Limited shares listed on the Hong Kong Stock Exchange. The awards generally vest one-third per year with the awards becoming fully vested at the end of a three-year period. The exercise and settlement of these awards generally occurs automatically during three scheduled dates beginning eighteen months after the award date and ending forty-two months after the award date.

However, certain awards have slightly longer vesting, exercise and settlement terms. The statement of financial condition includes an accrued compensation liability of approximately $552,000 for Quanto stock units and a related deferred cash incentives arrangement sponsored by the Group. The Company paid approximately $226,000 to settle Quanto stock units and deferred cash incentives during 2020. There were no Quanto stock units awarded in 2020.

The following table summarizes activity under the Quanto Stock Unit Plan

Outstanding at January 1, 2020	50,695
Transferred in	724
Exercised	(21,268)
Outstanding at December 31, 2020	30,151

The following table summarizes details related to unexercised Quanto Stock Units

Award Date	Expiration Date	Grant Price on Award Date	Units Outstanding at December 31, 2020
March 2018	September 2021	$6.67	7,549
March 2019	March 2025	$6.03	22,602
			30,151

As of December 31, 2020, approximately $270,000 of compensation costs related to the unvested Quanto Stock units and deferred cash incentives have not been recognized. Such costs will be recorded over the remaining vesting period as follows:

Year Ending 12/31/2021	$ 185,000
Year Ending 12/31/2022	72,000
Year Ending 12/31/2023	12,000
Year Ending 12/31/2024	1,000
	$ 270,000

Due from affiliate of $67,553 as of December 31, 2020 consists of due from ICBC Standard Resources (America) Inc. related to the matters discussed in the below paragraph.

Due to affiliates of $293,013 as of December 31, 2020 consists of $167,214 due to ICBC Standard Bank Plc primarily related to the prepayment of revenue sharing and fee arrangements during the year ended December 31, 2020 and $125,799 due to ICBC New York Branch related to tax sharing with this affiliate for state and local income tax matters. The balance due to ICBC Standard Bank Plc was $1,164,063 as of December 31, 2019 related to prepayment of revenue sharing and fee arrangements during the year ended December 31, 2019.

In the normal course of business, the Company and ICBC Standard Resources (America) Inc., an affiliated entity, pay certain expenses on behalf of each other. The Company and the affiliate reimburse each other for these payments. In addition, the Company has an expense sharing agreement with this affiliate which establishes the basis by which ICBC Standard Resources (America) Inc. charges the Company for use of its facilities and other goods and services. At December 31, 2020, the due to affiliate balance with this entity is net of approximately $192,000 related to the Company's estimated share of unpaid Federal income taxes for the year ended December 31, 2020.

Note 3. Employee Savings Plan

The Company's Parent sponsors an employee savings plan for the Company under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made contributions of approximately $182,000 to the plan in 2020.

Note 4. Income Taxes

The tax effects of temporary differences that gave rise to the deferred income taxes asset are as follows:

Accrued compensation	$ 145,960
Total deferred income taxes asset	$ 145,960

The Company is included in the consolidated Federal tax returns filed by its Parent and combined state and local tax returns filed by an affiliate. These consolidated and combined tax returns are subject to tax examinations from U.S. Federal, state and local taxing authorities for the years 2017 through 2020.

Note 5. Credit Risk

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate nonperformance by the financial institution.

Note 6. Contingencies

Legal and Regulatory Matters

The Company is a registered broker-dealer and, as such, is subject to the continual oversight of those who regulate the broker-dealer industry, including the SEC and FINRA. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining authority. In the event of noncompliance, the Company may be subject to disciplinary action, including penalties and fines. Management is not aware of any asserted violations that could result in material exposure to the Company.

Claims and lawsuits may be instituted or asserted against the Company arising in the ordinary course of business. Based on information currently available, it is management's opinion that the ultimate outcome of any claims or litigation will not have a material adverse effect on the Company's overall financial condition. However, resolution of certain claims and lawsuits by settlement or otherwise could impact the operating results of the reporting period in which resolution occurs.

COVID-19

The COVID-19 pandemic has resulted in an unprecedented global crisis impacting economies around the world. The Company has instituted various measures to monitor and mitigate the impact this crisis may have on its business activities, including those targeted at the safety and well-being of our staff. At this stage, the impact on our business and results of operations has not been significant. However, the extent of the impact of this crisis on the Company's future operations and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our key business relationships (i.e., group affiliates, suppliers and vendors) and employees all of which are uncertain and cannot be predicted. At this point, the extent to which this pandemic may impact the Company's financial condition and future results from operations cannot be reasonably estimated.

Note 7. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. In addition, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $14,371,376, which was $13,809,713 in excess of its required minimum net capital of $561,663. The Company's ratio of aggregate indebtedness to net capital was .59 to 1 at December 31, 2020.

Note 8. Subsequent Events

The Company has performed a review of subsequent events through February 23, 2021, the date the financial statement was available to be issued.

ICBC 🏦 **Standard Securities**

ICBC Standard Securities Inc.
520 Madison Avenue 28th floor New York | NY 10022